UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tuya Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.00005 per share
(Title of Class of Securities)

90114C107**
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the class A ordinary shares, US$0.00005 par value per share. CUSIP number 90114C107 has been assigned to the American Depositary Shares (“ADSs”) of Tuya Inc., which are quoted on the New York Stock Exchange under the symbol “TUYA.” Each ADS represents one class A ordinary share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 90114C107

1	Names of Reporting Persons
Yaona Lin
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
25,200,000 class A ordinary shares
	6	Shared Voting Power
0
	7	Sole Dispositive Power
25,200,000 class A ordinary shares
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
25,200,000 class A ordinary shares
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.99% of class A ordinary shares*
12	Type of Reporting Person (See Instructions)
IN

*	The percentages used in this Amendment No.1 to Schedule 13G are calculated based on 504,387,299 class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2023.

1	Names of Reporting Persons
Anywink Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
25,200,000 class A ordinary shares
	6	Shared Voting Power
0
	7	Sole Dispositive Power
25,200,000 class A ordinary shares
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
25,200,000 class A ordinary shares
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.99% of class A ordinary shares*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Amendment No.1 to Schedule 13G are calculated based on 504,387,299 class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2023.

Item 1.

(a)	Name of Issuer:

Tuya Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

10/F, Building A, Huace Center, Xihu District, Hangzhou City,

Zhejiang Province, 310012, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

(i)	Yaona Lin, a Chinese citizen;

(ii)	Anywink Limited, a British Virgin Islands company wholly owned by Yaona Lin.

(b)	Address of Principal Business Office or, if None, Residence:

For each Reporting Person: 10/F, Building A, Huace Center, Xihu District, Hangzhou City, Zhejiang Province, 310012, People’s Republic of China.

(c)	Citizenship:

Anywink Limited is organized under the law of British Virgin Islands. Yaona Lin is a Chinese citizen.

(d)	Title and Class of Securities:

Class A ordinary shares, par value US$0.00005 per share

(e)	CUSIP No.:

90114C107 (ADSs)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) Percent of class determined is based on 504,387,299 class A ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Yaona Lin may be deemed to beneficially own 25,200,000 class A ordinary shares of the Issuer held of record by Anywink Limited, a British Virgin Islands company wholly owned by Yaona Lin.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

As shown from the percentage of class, each of Yaona Lin and Anywink Limited has ceased to be a beneficial owner of more than five percent of Class A ordinary shares of the Issuer. The filing of this Amendment No. 1 constitutes an exit filing for each of Yaona Lin and Anywink Limited.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

Yaona Lin

By:	/s/ Yaona Lin

Anywink Limited

By:	/s/ Yaona Lin
Name:	Yaona Lin
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement